November 15, 2010

Stacy H. Winick, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC   20006

Re: Nuveen Energy MLP Total Return Fund
        File Numbers: 333-169775, 811-22482

Dear Ms. Winick:

        On October 6, 2010, Nuveen Energy MLP Total Return Fund (the "Fund") filed
a registration statement on Form N-2 under the Securities Act of 1933 (the "1933 Act")
and the Investment Company Act of 1940 (the "1940 Act"). The filing was made for the
purpose of registering an offering of common shares. Based on our review of the
registration statement, we have the following comments. The captions we use correspond
to the captions the Fund uses in its registration statement.

Prospectus

Cover Page

        1. Please abridge the disclosure on the cover page so that it fits on one page, if at
all possible. The cover page should contain only a *brief* description of the investment
objectives of the Fund and a *brief* description of the securities being offered. There may
also be succinct description of the peculiar tax status of the Fund and the tax
consequences to its shareholders. Item 1.2 of Form N-2 states that the cover page "may
include other information if it does not, by nature, *quantity*, or manner of presentation
impede understanding of the required information." (Emphasis added)

        2. Please revise the paragraph in bold just before the pricing table to make it clear
that investing in the common shares of the Fund may be speculative and involves a high
degree of risk, including the risks associated with the use of leverage. *See Item* 1.1.j of
Form N-2.

Prospectus Summary

        3. *Who May Want to Invest* -- Identify in your response letter to these comments
the authority for your statement that an investment in the Fund may serve as a hedge
against inflation.

4. *Who May Want to Invest* -- Please explain what a "MLP market cycle" is.

5. *Market Opportunity* -- Please delete in the first sentence the word "attractive" before "investment opportunity".

6. *Market Opportunity* -- Please revise the second paragraph under this sub-heading to make it clear that "return of capital" is a return of the shareholder's initial investment and not of earnings and profits.

7. *Fund Strategies* -- In the first sentence, change "Managed Assets" to "net assets, plus the amount of any borrowings for investment purposes" or, in the alternative, please explain in your response letter how the Fund's definition of "Managed Assets" is consistent with the definition of "Assets" in Rule 35d-1(d)(2) under the 1940 Act.

8. *Fund Strategies - Hedging Techniques* -- (a) Will the Fund count call options, buy put options, structured notes, and other derivatives towards the 80% "basket" of MLPs in the energy sector? If so, disclose this.   (b) In the fourth sentence of this paragraph, delete "other derivatives" and list the actual derivatives that the Fund will use as part of its investment strategy. (c) In the second paragraph of this subsection, clarify whether the Fund will confine its investments in structured notes and exchange-traded notes to those issued by MLPs and that are energy-related.

9. *The Fund's Investments - Other MLP Equity Securities* -- Are the MLP affiliates that issue I-Shares investment companies? If not, why not? What is the nature of this affiliation? Does the Fund become an affiliate of these MLP affiliates and of the MLPs themselves as a result of its ownership of interests in MLPs?

10. *Comparison with Direct Investments in MLPs* -- Please clarify how Fund investors indirectly paying for ongoing fees and expenses of MLPs, I-Shares, and other "Acquired Funds" can plausibly be considered an "advantage" compared to direct investments in MLPs.

11. *Distributions* -- Explain in your response letter why the Fund does not provide its shareholders prior notice before changing its distribution policy and the basis for establishing the rate of its quarterly distributions. Also explain how the Fund can unilaterally change its distribution policy when it is part of the Fund's investment objective.

SUMMARY OF FUND EXPENSES

12. You have put your estimate of the expenses attributable to the Fund's investments in other investment companies -- below 0.01% -- in brackets, indicating that this estimate may be tentative or preliminary. If the final estimate of the fees and expenses incurred indirectly by the Fund as a result of its investment in "Acquired

Funds" exceeds 0.01% of its average net assets, include a line item to the fee table as required by General Instruction 10 to Item 3.1 of Form N-2.

13. Are offering costs of debt included in the line item "Offering Expenses Borne by the Fund"? If not, why not?

14. Clarify in the narrative introduction to the fee table the precise nature of the "debt" that is being used for leverage purposes. The prospectus earlier stated that the Fund has no current intention to issue Preferred Shares but that it will seek to enhance investment returns through borrowings and the issuance of debt or other senior securities. Please ensure that the expected leverage ratio will be consistent with the information presented in the fee table and elsewhere in the prospectus and the statement of additional information.

15. Delete "Complex-Level Fees" and "Fund-Level Fees" from the fee table or explain to us why these line items are consistent with Form N-2. Are these line items intended to be breakdowns or subcaptions of "Management Fees"?

16. The line item "Interest Payments on Debt" should come immediately after "Management Fees" in the fee table.

17. Please add a line item to the fee table disclosing any estimated income tax expenses. *See, e.g.,* N-2 filed by Tortoise MLP Fund, Inc. (File No. 333-166278).

THE FUND'S INVESTMENTS

Master Limited Partnerships

18. Please add to the disclosure a definition of the term "MQD".

STATEMENT OF ADDITIONAL INFORMATION

INVESTMENT RESTRICTIONS

19. Revise Investment Restriction 4 to make it consistent with the Fund's policy of concentrating in the energy sector. Please state that the Fund will concentrate in energy and will not concentrate in any other industry or group of industries.

PORTFOLIO COMPOSITION

20. Some investments described here are not discussed in the prospectus. To the extent that the Fund intends to engage in an investment so that it might materially affect the performance of the Fund, the decision of an investor to purchase shares, or otherwise alter the Fund's risk profile, the investment and its accompanying risks should be disclosed in the prospectus.

MANAGEMENT OF THE FUND

Trustees and Officers

21. In the table of trustees and officers, add "During Past 5 Years" to the column heading "Other Directorships Held by Trustee".

General Comments

22. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

23. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

24. Please advise us if you have submitted an exemptive application or no-action request in connection with your registration statement,

25. Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the registration statement.

26. Please confirm that the Fund does not intend to issue preferred stock in the upcoming year. If the Fund does so intend, include the additional costs in the fee table and make the appropriate changes in the disclosure.

27. Please review and revise the prospectus where necessary so as to conform to the Commission's plain English requirements of Rule 421 under Regulation C under the 1933 Act. *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

28. If the Fund intends to rely on Rule 430A under the 1933 Act to omit certain information from the prospectus included with the final pre-effective amendment, please identify the omitted information to us supplementally, preferably before filing the Fund's final pre-effective amendment

29. All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

30. You are reminded that the burden of full and fair disclosure rests with the registrant, its counsel, and others engaged in the preparation of these registration statements. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Please furnish a letter acknowledging that:

the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment. Please respond to all comments in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

Any questions you may have regarding the filing or this letter may be directed to the undersigned at (202) 551-6961.

Sincerely yours,

John Grzeskiewicz
Senior Counsel